United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-        .)

Table of Contents:

Press Release
Signature Page

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On February 26, 2014, at 9:30 am, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, Messrs. Dan Conrado — Chairman, Marcel Juviniano Barros, Renato da Cruz Gomes and João Batista Cavaglieri, and the alternates Messrs. Hayton Jurema da Rocha, Luiz Maurício Leuzinger, Hidehiro Takahashi and Eduardo de Oliveira Rodrigues Filho, Mrs.Laura Bedeschi Rego de Mattos. Present, also, Mr. Clovis Torres, as Secretary. Therefore, the Board of Directors has unanimously resolved upon the following: “RESIGNATION AND APPOINTMENT OF ALTERNATE MEMBER OF THE BOARD OF DIRECTORS — Considering the resignation letter tendered by Mr. Caio Marcelo de Melo Medeiros to his position as Alternate Member of the Board of Directors of Vale, the Board of Directors expressed its gratitude to Mr. Caio Melo for the services rendered to the company. Immediately thereafter, the Board of Directors approved to nominate, under Article 11, §10 of the By-laws, Mrs. LAURA BEDESCHI REGO DE MATTOS, Brazilian, married, chemical engineer, bearer of the Identity card #25348940-4 issued by SSP/SP, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #253.585.728-64, with commercial address at Avenida República do Chile, 100, 13th floor, Rio de Janeiro, RJ, as alternate member of Mr. Luciano Galvão Coutinho on the Board of Directors of Vale, whose term shall last until the first General Shareholders Meeting to be held. The Director herein nominated, present at the meeting, declared to be free and clear, according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976), to serve in such position. Thereafter, Mrs. Laura Mattos signed the Statement of Consent of Senior Managers to the Corporate Governance Level 1 Listing Agreement of BM&FBovespa and its respective Listing Regulation and accepted her position.”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, February 26, 2014.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: February 26, 2014		Director of Investor Relations